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TES
.GE COMMISSION
Washington, D.C. 20549

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FEB 29 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68146

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DSRM Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Madison, Suite 501
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dean DiCarlo — **714-969-7221**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone Bailey LLP
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**NY**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dean DiCarlo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DSRM Brokerage LLC**, as of **February 28**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

STATE OF CALIFORNIA}
COUNTY OF ORANGE} *S.S.*

Subscribed and sworn to (or affirmed) before me on this

24th day of February, 2012,

By: Dean M. Dicarlo,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: ______________________
(Notary Public)

BCT3 THOMAS T. GROSS
COMM. #1955521
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Nov. 4, 2015 BCT3

(Notary Seal)

Optional

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document:______________________

Document Date:______________________ Number of Pages:______________________

Signer(s) Other Than Named Above:______________________

DSRM BROKERAGE, LLC
(A Company in the Development Stage)

Statement of Financial Condition

December 31, 2011

DSRM BROKERAGE, LLC
(A Company in the Development Stage)

DECEMBER 31, 2011

INDEX

maloneBailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Member of
DSRM Brokerage, LLC
(a Company in the Development Stage)
New York, New York

We have audited the accompanying statement of assets, liabilities and member's equity of DSRM Brokerage, LLC (a Company in the Development Stage) (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of DSRM Brokerage, LLC (a Company in the Development Stage) as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey LLP

February 28, 2012

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Malden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

DSRM BROKERAGE, LLC
(A Company in the Development Stage)

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	31,749
TOTAL ASSETS	$	31,749
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	100
TOTAL LIABILITIES		100
Commitments and contingent liabilities		-
Member's Equity		31,649
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	31,749

The accompanying notes are an integral part of these financial statements.

DSRM BROKERAGE, LLC
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

DSRM Brokerage, LLC (the "Company") was organized as a limited liability company in Delaware on December 17, 2008. The Company became a member of the Financial Industry Regulatory Authority on March 22, 2010.

Since December 17, 2008 (date of inception), the Company has been in the development stage.

Nature of Business

The Company conducts a securities business limited to private placement of securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – NET CAPITAL

The Company is a member firm of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain minimum "Net Capital" of the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as these terms are defined. Net Capital and Aggregate Indebtedness change daily. The Company had Net Capital of $31,649 at December 31, 2011 which exceeded the regulatory requirement of $5,000 by $26,649. The ratio of Aggregate Indebtedness to Net Capital was 0.0032 to 1 at December 31, 2011.

NOTE 4 – INCOME TAXES

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, no provision for income taxes is made in the accompanying financial statements as these taxes are the responsibility of the member.

NOTE 5 – RELATED PARTY TRANSACTIONS

Since its inception, the managing member of the Company has contributed $114,152 of capital to the Company.